Gabelli Capital Series Funds, Inc.
Gabelli Capital Asset Fund (the "Fund")

EXHIBIT TO ITEM 77C

Submission of Matters to a Vote of Security Holders

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Gabelli Capital Asset Fund (the "Fund") was held on April 30, 2015 for the purpose of electing the current Directors of the Fund and three new Directors of the Fund ("Proposal 1") and to consider a new investment advisory agreement ("Proposal 2"). Proposals 1 and 2 were approved by the Fund's Shareholder and the results of the voting are as follows:

Proposal 1: Election of Directors.


                        Voted For    Voted Against
Mario J. Gabelli        5,072,584    263,441
Arthur V. Ferrara       5,070,395    265,630
Anthony J. Colavita     5,054,614    281,411
Clarence A. Davis       5,072,584    263,441
Mary E. Hauck           5,072,584    263,441
Kuni Nakamura           5,078,891    257,135
Anthony R. Pustorino    5,069,727    266,298
Werner J. Roeder, MD    5,071,916    264,109
Anthonie C. van Ekris   5,071,916    264,109
Daniel E. Zucchi        5,072,584    263,441

Proposal 2: Consideration of New Advisory Agreement.


Consideration of New Advisory Agreement

    Voted For      Voted Against
    4,817,684        294,115